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MAR 16 2023

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ICD Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

7301 SW 57th Court, Suite 400
(No. and Street)

South Miami	Florida	33143
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ted Benghiat	(305) 669-5168	Ted@icdsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Assurance Dimensions Public Accountants & Associates
(Name – if individual, state last, first, and middle name)

2000 Banks Road, Suite 218	Margate	FL	33063
(Address)	(City)	(State)	(Zip Code)

April 13, 2010	5036
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, TED BENGHIAT, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of IDC SECURITIES, INC., as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: FINOP

[signature]

Notary Public Maribel Sanchez

MARIBEL SANCHEZ
MY COMMISSION # GG 942628
EXPIRES: December 27, 2023
Bonded Thru Notary Public Underwriters

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ICD SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2022

ICD SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
DECEMBER 31, 2022

TABLE OF CONTENTS

ASSURANCEDIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of ICD Securities, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of ICD Securities, Inc. (the "Company") as of December 31, 2022, the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital and aggregate indebtedness to Rule 15c3-1 of the Securities and Exchange Commission, Reconciliation of the Computation of net capital under rule 15c3-1, and Computation for Determination of the Reserve Requirements and information relating to possession or control requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission and Supplemental Schedule Required by Rule 17A-5 as of December 31, 2022 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, Computation for Determination of the Reserve Information Relating to Possession or Control Requirements and Computation for Determination of the Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission and Supplemental Schedule Required by Rule 17A-5 as of December 31, 2022 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Assurance Dimensions

Margate, Florida
March 13, 2023

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

ICD SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS	
Cash	$ 57,968
Deposit with Clearing Broker Firm	100,133
Due from clearing broker/dealer	166,001
Prepaid expenses	1,002
Total assets	$ 325,104
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Commissions payable	$ 10,998
Referral fees payable-related parties	63,950
Payroll Taxes Payable	305
Accrued expenses	13,764
Total liabilities	$ 89,017
Stockholders' equity	
Common stock, $0.10 par value, 1,000 authorized, 160 shares issued and outstanding	$ 16
Additional paid-in capital	71,984
Retained earnings	220,087
Less: Treasury stock, 40 Shares, at cost	(56,000)
Total stockholders' equity	236,087
Total liabilities and stockholders' equity	$ 325,104

ICD SECURITIES, INC.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2022

Revenue	
Commissions and fees	$ 2,211,689
Other income-interest income	86
Total revenues	2,211,775
Expenses	
Insurance	2,452
FINRA fees	11,996
Professional fees	17,577
Office Expenses	20,700
Rent Expenses	28,800
Other general and administrative expenses	30,529
Salaries and related costs	39,553
Dues and subscriptions	80,973
Clearing and underwriting fees	150,915
Commissions	193,838
Referral fees	1,285,579
Total expenses	1,862,912
Net income	$ 348,863

ICD SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2022

	Shares Issued	Treasury Stock Shares	Amount	Treasury stock	Additional paid-in capital	Retained Earnings	Total
Balance, December 31, 2021	$ 160.00	$ 40.00	$ 16.00	$ (56,000)	$ 71,984	$ 204,665	$ 220,665
Net income	-	-	-	-	-	348,863	348,863
Distributions	-	-	-	-	-	(333,441)	(333,441)
Balance, December 31, 2022	$ 160.00	$ 40.00	$ 16.00	$ (56,000)	$ 71,984	$ 220,087	$ 236,087

ICD SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2022

Cash flows from operating activities	
Net income	$ 348,863
Adjustments to reconcile net income to net cash provided by	
Operating activities:	
Changes in operating assets and liabilities:	
Accounts receivable from clearing broker/dealer	79,152
Prepaid expenses	(287)
Commissions payable	(11,729)
Referral fee payable - related parties	(95,112)
Payroll Payable	(1,332)
Accrued expenses	(2,819)
Net cash provided by operating activities	$ 316,736
Cash flows from financing activities	
Distributions to Shareholders	$ (333,441)
Net cash used in financing activities	$ (333,441)
Net decrease in cash	$ (16,705)
Cash, beginning of the year	74,673
Deposit with Clearing Broker Firm	100,133
Cash	57,968
Cash, end of year	$ 158,101

Note 1 – Nature of Organization and Summary of Significant Accounting Policies

Nature of Organization – ICD Securities, Inc. (the "Company") was incorporated in November 2004 pursuant to the laws of the State of Florida. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is engaged in the sale of fixed income securities, such as Federal Deposit Insurance Corporation insured certificates of deposit, government securities, Federal National Mortgage Association Securities, and Federal Home Loan Mortgage Corporation Securities. *Use of Estimates* – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

The following is a summary of the Company's significant accounting policies:

Cash Equivalents – For the purposes of reporting the statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less when purchased to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits of $250,000. The Company has not experienced losses on these accounts and management believes that the Company is not exposed to significant risks on such accounts. As of December 31, 2022, such excess deposits totaled $57,968.

ICD Securities, Inc. has an agreement with STONEX the brokers Clearing Firm to maintain a deposit of $100,000. The ending balance as of December 31, 2022 was $100,133. The balance of $100,133 is included in total cash of $158,101 as reported in the Statement Of Cash Flows for the year ending for December 31, 2022.

Accounts Receivable from Clearing Broker/Dealer – Accounts receivable is based on fees collected by the clearing broker/dealer on customer transactions initiated by the Company. The Company records an allowance for uncollectible accounts based upon periodic reviews and analyses of outstanding accounts receivable balances. Normal accounts receivable is due 5 days after the end of the months in which they are collected by the clearing broker/dealer. Accounts receivables due more than 5 days are considered delinquent. Accounts receivable are charged to expense when they are deemed to be uncollectible. Recoveries of bad debts previously written-off are recognized as income in the period in which the recoveries are made. Management made an analysis of its accounts receivable and determined that an allowance for doubtful accounts was not necessary as of December 31, 2022. Accounts receivable of $166,001 are due from one clearing broker dealer.

Income Taxes – The Company, with the consent of its shareholders, has elected under the Internal Revenue code to be an "S" corporation. In lieu of corporation income taxes, the shareholders of an "S" corporation are taxed on their proportionate shares of the Company's taxable income. Therefore, the accompanying financial statements do not contain provisions or liabilities for federal

Note 1 - Nature of Organization and Summary of Significant Accounting Policies (Continued)

income taxes. The Company's income tax returns for years 2018-2022 remain subject to examination by various taxing authorities. The Company has concluded that it is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes.

Revenues — Securities, Certificate of Deposit Sales, and Bank Funding/Underwriting are recognized as the related security transactions occur. Security transactions are recorded on a trade-date basis.

Expenses - Clearing and underwriting fees, commissions, and referral fees are accrued on a trade-date basis as the security transactions to which they relate occur.

Fair Value Measurement - The Company follows the provisions of ASC 820, "Fair Value Measurements and Disclosures". ASC 820 defines fair value, establishes a framework for measuring fair value under generally accepted principles, and enhances disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:
Level 1 - Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 - Valuations based on observable inputs other than quoted prices for identical or similar assets and liabilities in markets that are not active, or other in puts that are observable or can be corroborated by observable market data.

Level 3 - Valuations based on unobservable inputs reflecting the Company's own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

As of December 31, 2022, the Company did not have any assets or liabilities that were required to be measured at fair value on a recurring or non-recurring basis.

Clearing Broker/Dealer Deposit - Deposits with clearing organizations consist of cash which has been placed with the Company's clearing broker/dealer in the normal course of business.

Note 2 - Related Party Transactions

Referral Fees Payable - Referral fees payable due to entities related by common ownership was $63,950. Total referral fees paid to entities related by common ownership charged to expense for the year was $1,240,938.

Note 3 - Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of counterparties.

Note 4 - Common Stock

Common stock is comprised of fully participating shares. Holders of common stock are entitled to one vote per share. As of the year ended December 31, 2022, the Company had 160 shares of common stock issued and 120 shares outstanding, and 40 shares which are held as treasury stock.

Note 5 - Regulatory Requirements

Net Capital Requirement – The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum "net capital" and that the ration of "aggregate indebtedness " to "net capital ", as defined, shall not exceed 15 to 1. The Company understands that the minimum net capital must be maintained on a daily basis and adequate excess net capital should be available as a safety margin. The Company formally computes net capital on a monthly basis unless proximity to the minimum net capital requirements requires otherwise. The Company is also required to maintain "net capital" equal to the greater of $5,000 or 6 2/3% of "aggregate indebtedness ", as defined. At December 31, 2022, the Company had excess net capital of $229,151. The Company's ratio of aggregate indebtedness to net capital at December 31, 2022 was 0.38 to 1.

Reserve Requirement – The Company is exempt from the provisions of Rule 15c-3 of the Securities and Exchange Act of 1934 (reserve requirement for brokers and dealers) in that Company does not hold funds or securities for customers and all transactions are cleared on a fully disclosed basis through a clearing broker-dealer.

Note 6 – Litigation

From time to time, the Company may be involved in various legal proceedings arising in the ordinary course of its business activities. The Company believes that these various asserted claims and litigation will not materially affect its financial position, future operating results or cash flows, although no assurance can be given with respect to the ultimate outcome of any such claims or litigation. As of December 31, 2022, the Company is not involved in any legal proceedings and is not aware of any pending or potential claims.

Note 7 - Subsequent Events

The Company has evaluated subsequent events through March 13, 2023, which is the date the financial statements were available to be issued. Management has determined that no events occurred subsequent to December 31, 2022 that would require disclosure in the financial statements.

ICD SECURITIES, INC.

SCHEDULE 1a - COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15c3-1
DECEMBER 31, 2022

Net Capital		
Total stockholders' equity	$	236,087
		-
Total stockholders ' equity qualified for net capital		236,087
Deductions and/or changes:		
Non-allowable assets:		
Prepaid expenses		(1,002)
		-
Net capital	$	235,085
Aggregate Indebtedness		
Items included in the balance sheet:		
Total aggregate indebtedness	$	89,017
Computation of Basic Net Capital Requirement		
A - Minimum net capital required 6 2/3% of aggregate indebtedness	$	5,934
B - Minimum dollar net capital requirement	$	5,000
Net capital required (higher of A or B above)	$	5,934
Excess Net Capital	$	229,151
Excess Net Capital at 120 percent	$	274,981
Ratio: Aggregate Indebtedness to Net Capital		.38 to 1

ICD SECURITIES, INC.

SCHEDULE 1b - RECONCILIATION OF' THE COMPUTATION OF NET CAPITAL INDEBTEDNESS UNDER RULE 15c3-1
DECEMBER 31, 2022

Net capital, as reported on Part II of the Focus Report (unaudited)	$ 234,824
Adjustments	0
Net Capital Reported on Schedule 1 a - Computation of Net Capital	$ 235,085

ICD SECURITIES, INC.

SCHEDULE 2- COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORAMTION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-1

DECEMBER 31, 2022

The Company claims exemption from the provisions of Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule. This is because the Company does not serve as fiduciary for the safekeeping of these assets, which are done through its agent or agents.

ICD SECURITIES, INC.

ACCOMPANYING SCHEDULE TO REPORT ON AGREED UPON PROCEDURES REQUIRED BY SEC RULE 17a-5(e)(4)

SCHEDULE OF ASSESSMENTS AND PAYMENTS FOR THE YEAR ENDED DECEMBER 31, 2022

PAYMENT DATE	PAYEE	AMOUNT
7/12/2022	SIPC	$ 72.08
1/11/2023	SIPC	$ 46.31
		$ 118.39

ASSURANCEDIMENSIONS

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Shareholders' of ICD Securities, Inc.,

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2022, which were agreed to by ICD Securities, Inc. ("the Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and any Other Designated Examining Authority, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. ICD Securities, Inc.'s management is responsible for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2022, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2022, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, trial balance, ledgers of accounting activity, SIPIC 6 and bank statements noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, as described in #3, supporting the adjustments noting no differences; and

5) Compared the amount of payment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no material differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Assurance Dimensions

Assurance Dimensions, Inc.
Certified Public Accountants
March 13, 2023

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
TAMPA BAY: ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

ASSURANCEDIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders'
of ICD Securities, Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) ICD Securities, Inc. identified the following provision(s) of 17 C.F.R. §15c3-3(k) under which ICD Securities, Inc. claimed the following exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) and (2) ICD Securities, Inc. stated that ICD Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. ICD Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about ICD Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph(s) (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Assurance Dimensions

Assurance Dimensions
Margate, Florida
March 13, 2023

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com